STRICTLY PRIVATE AND CONFIDENTIAL Registration Statement Nos. 333 - 270004 and 333 - 270004 - 01 Dated June 3, 2025 Rule 424(b)(3) Index supplement to underlying supplement no. 9 - I dated April 13 , 2023 and the prospectus and prospectus supplement, each dated April 13, 2023 June 2025 J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index

CONFIDENTIAL FOR BROKER - DEALER USE ONLY IMPORTANT INFORMATION The information contained in this document is for discussion purposes only . Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved . All information herein is subject to change without notice, however, J . P . Morgan undertakes no duty to update this information . In the event of any inconsistency between the information presented herein and any offering document, the offering document shall govern . USE OF HYPOTHETICAL BACKTESTED RETURNS Any backtested historical performance and weighting information included herein is hypothetical . The constituent may not have traded in the manner shown in the hypothetical backtest of the Index included herein, and no representation is being made that the Index will achieve similar performance . There are frequently significant differences between hypothetical backtested performance and actual subsequent performance . The results obtained from backtesting information should not be considered indicative of the actual results that might be obtained from an investment in notes referencing the Index . J . P . Morgan provides no assurance or guarantee that notes linked to the Index will operate or would have operated in the past in a manner consistent with these materials . The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations . Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate . Actual results will vary, perhaps materially, from the hypothetical backtested returns and allocations presented in this document . HISTORICAL AND BACKTESTED PERFORMANCE AND ALLOCATIONS ARE NOT INDICATIVE OF FUTURE RESULTS . Investment suitability must be determined individually for each investor, and investments linked to the Index may not be suitable for all investors . This material is not a product of J . P . Morgan Research Departments . Copyright © 2025 JPMorgan Chase & Co . All rights reserved . For additional regulatory disclosures, please consult : www . jpmorgan . com/disclosures . Information contained on this website is not incorporated by reference in, and should not be considered part of, this document . 1

CONFIDENTIAL FOR BROKER - DEALER USE ONLY Executive summary  The J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index (“the Index”) attempts to provide a dynamic exposure to the S&P 500 ® Price Index (“the S&P 500”) based on the following principles:  The Index does not reflect the reinvestment of dividends and is subject to a daily deduction of 0.35% per annum and, when leveraged exposure is provided, a notional financing cost, as well as a deduction equal to any dividends on the underlying components of the S&P 500 ® Price Index J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index Strong historical performance around the turn of the month Historical price momentum ahead of index options’ expiry Historical mean reversion at month - end Note: Past performance is no guarantee of future performance. There can be no assurance that any strong performance, momentum , o r mean - reversion will be observed regularly or at all in the future on the monthly cycle indicated by the Index 2

CONFIDENTIAL FOR BROKER - DEALER USE ONLY Performance of the J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index over a 35Y+ horizon Maximum drawdown Annualized volatility Annualized return Index - 41.02% 6.70% 1.38% J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index Hypothetical backtested and actual performance HYPOTHETICAL BACKTESTED AND ACTUAL PERFORMANCE (JAN 1988 – MAY 2 025) HYPOTHETICAL BACKTESTED AND ACTUAL PERFORMANCE STATISTICS (JAN 1 988 – MAY 2025) Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the ac tua l performance of the S&P 500 ® Price Return Index and any dividends on its underlying components from December 21, 1987 through June 11, 2021 and the actual performance of the Index thereafter. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS . Please see “Use of hypothetical backtested returns” at the front of this document for further information related to backte sti ng including a discussion of certain limitation of backtesting and simulated returns. 50 70 90 110 130 150 170 190 210 230 250 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 2024 Live J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index 3

CONFIDENTIAL FOR BROKER - DEALER USE ONLY J.P. Morgan Kronos family Chronology J.P. Morgan launches initial J.P. Morgan Kronos U.S. Equity Aggregate Index (Series 1) (USD) J.P. Morgan launches the J.P. Morgan Kronos U.S. Equity Aggregate Index (Series 2) (USD), adding turn - of - month effect J.P. Morgan launches fund in Japan linked to the J.P. Morgan Kronos JPY Index (Series 1) J.P. Morgan launches J.P. Morgan Kronos+ ℠ Index in U.S. structured investments market Jun 2013 Sep 2015 Nov 2019 Dec 2020 J.P. MORGAN KRONOS FAMILY TIMELINE J.P. Morgan launches J.P. Morgan Kronos US Equity (JPUSKRSP) Index and J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index June 2021 4

CONFIDENTIAL

The turn-of-month effect

Index design principles

- Historically, the S&P 500's performance has been better the first few and last few days of the month than for the rest. Some have attributed this to:
  - month-end portfolio adjustments by institutions
  - distributions from pensions and other retirement accounts that are immediately reinvested
  - monthly investments by retail mutual fund investors through Systematic Investment Plans
- However, other factors may be responsible for this effect—there can be no assurance that any factor will persist or cause this effect in the future

HISTORICAL RETURN STATISTICS BY DAY-OF-MONTH FOR THE S&P 500® PRICE INDEX (JUL 1954 – DEC 2024)

	First 4 trading days of the month	Middle of the month	Last 2 trading days of the month
Annualized return	**24.76%**	2.20%	**20.04%**
% of daily returns that are positive	**56%**	52%	**54%**

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index and any dividends on its underlying components from December 21, 1987 through December 31, 2024. **PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS**.

J.P.Morgan FOR BROKER-DEALER USE ONLY 5

CONFIDENTIAL

Momentum into monthly options expiry

S&P 500® INDEX COMPOUND AVERAGE RETURN ON DAYS NEAR MONTHLY OPTIONS EXPIRY DATES (JUL 1983 – DEC 2024)



0.15%
0.10%
0.05%
0.00%
-0.05%
-0.10%
-0.15%
-0.20%
-0.25%
Average daily returns for months in which the momentum signal was positive
Average daily returns for months in which the momentum signal was negative
0.07%
-0.19%
0.08%
-0.08%
0.02%
-0.10%
-0.08%
-0.17%
2 days before
1 day before
Options expiry
1 day after

- Historically, the S&P 500's return has exhibited momentum in the third week of the month (prior to the scheduled monthly options expiry): this week's return is on average approximately 11% of the return in the prior three weeks[1]
- Since this effect is only visible in the data since 1983, when the CBOE first listed S&P 500® index options, some have theorized this could be due to systematic call overwriting
- However, other factors may be responsible for this effect—there can be no assurance that any factor will persist or cause this effect in the future.

Source: J.P. Morgan. "Average daily returns for months in which the momentum signal was positive" are compound average daily returns of the S&P 500® Price Index on the specified days in months in which the S&P 500® Price Index return during the period from the trading day following the prior options expiry to the 4th trading day prior to the options expiry (the "relevant period") is positive; "Average daily returns for months in which the momentum signal was negative" are compound average daily returns of the S&P 500® Price Index on the specified days in months in which the S&P 500® Price Index return during the period from the trading day following the prior options expiry to the 4th trading day prior to the options expiry (the "relevant period") is negative.

[1] Specifically, the least-squares regression from July 1983 to July 2021 of the trailing 4-trading day return as of the Monday following the third (3rd) Friday of the month (or if such Monday is a holiday, the prior trading day) against the return from the Monday following the third (3rd) Friday of the prior month to the trading day that is 5 trading days before the Monday following the third (3rd) Friday, has a slope of 11% and an intercept of 0%. Hypothetical or simulated performance results have certain inherent limitations. No representation is made that profits or losses similar to those which may be shown herein will be achieved.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. It is not possible to invest directly in an Index.

J.P.Morgan FOR BROKER-DEALER USE ONLY 6

CONFIDENTIAL FOR BROKER - DEALER USE ONLY Mean reversion into month - end  Historically, the S&P 500’s return has exhibited mean reversion in the last week of the month: this week’s return is on average approximately - 12% of the return in the prior weeks 2  Some theories speculate this might be due to month - end rebalancing flows from institutional investors targeting fixed portfolio weights  However, other factors may be responsible for this effect — there can be no assurance that any factor will persist or cause this e ffect in the future Index design principles 2 Specifically, the least - squares regression from July 1954 to December 2020 of the trailing 6 - trading day return as of month - end against the return from the prior month - end to the trading day that is 6 trading days before month - end, has a slope of - 12% and an intercept of 0%. S&P 500 closing price is lower S&P 500 closing price is higher - 50% short S&P 500 50% long S&P 500 S&P 500 closing price on the prior month - end 7

CONFIDENTIAL FOR BROKER - DEALER USE ONLY Index construction J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index Month - end  Six trading days before the last trading day of the month, if the prior day’s S&P 500 level is:  Above its closing price on the prior month - end, then the Index allocates - 50% short exposure to the S&P 500 until close of the day 2 days prior to month - end, then provides 0% exposure (i.e., uninvested) to the S&P 500 (due to overlap with the turn - of - month)  Below its closing price on the prior month - end, the Index provides a 50% long exposure to the S&P 500  At month - end, the Index rebalances into (or maintains) its 50% start - of - month allocation Turn - of - month  For the first 4 trading days of each month, the Index provides a 50% long exposure to the S&P 500 Options expiry  Three trading days before the 3 rd Friday of the month (the customary monthly S&P 500 index options expiry), if the prior day’s S&P 500 level is:  Above its last closing price after the prior expiry, then the Index provides a 50% long exposure to the S&P 500 through the close of the first trading day following the 3 rd Friday of the month  Below its last closing price after the prior expiry, then the Index allocates to - 50% short exposure to the S&P 500  The Index reverts this allocation at the close of the first trading day following such 3 rd Friday Rest of the month  Otherwise, the Index provides 0% (i.e., uninvested) exposure to the S&P 500  The Index is subject to a daily deduction of 0.35% per annum index fee, as well as a deduction equal to any dividends on the und erlying components of the S&P 500, even when the Index provides 0% exposure (i.e., uninvested) to the S&P 500. The notional financing cost is deducted onl y when 50% long exposure is provided 8

CONFIDENTIAL FOR BROKER - DEALER USE ONLY Example Month – Index Construction -1 0 0 0 0 0 0 0 0 0 1 85 90 95 100 105 110 115 2/26 3/1 3/2 3/3 3/4 3/5 3/8 3/9 3/10 3/11 3/12 3/15 3/16 3/17 3/18 3/19 3/22 3/23 3/24 3/25 3/26 3/29 3/30 J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index exposure S&P 500® Price Index J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index Mean reversion: SPX price above previous month’s close, - 50% market exposure Momentum: SPX price above previous month’s option expiry, 50% market exposure Turn - of - month: 50% exposure 0% Market Exposure 50% Market Exposure - 50% Market Exposure Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the ac tua l performance of the S&P 500 ® Price Return Index and any dividends on its underlying components from December 21, 1987 through June 11, 2021 and the actual performance of the Index thereafter. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS . Please see “Use of hypothetical backtested returns” at the front of this document for further information related to backte sti ng including a discussion of certain limitation of backtesting and simulated returns. HISTORICAL BACKTESTED EXPOSURE (FEB 2021 – MAR 2021) 9

CONFIDENTIAL FOR BROKER - DEALER USE ONLY Index performance compared with the S&P 500 ® Index (from 2000 onwards) All Hist. ann. 10Y ann. 5Y ann. 3Y ann. 1Y ann. Index 3.52% 2.37% - 1.52% - 5.47% - 10.70% J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index Return 7.27% 6.70% 6.55% 6.41% 6.92% J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index Volatility Hypothetical backtested and actual performance HYPOTHETICAL BACKTESTED AND ACTUAL PERFORMANCE (JAN 2000 – MAY 2 025) HYPOTHETICAL BACKTESTED AND ACTUAL PERFORMANCE STATISTICS (JUL 2 001 – MAY 2025) Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the ac tua l performance of the S&P 500 ® Price Return Index and any dividends on its underlying components from December 21, 1987 through June 11, 2021 and actual index performance thereafter. Volatility is defined as the annualized standard deviation of daily logarithmic returns over the time period above. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS . Please see “Use of hypothetical backtested returns” at the front of this document for further information related to backtesting including a discussion of certain limitation of bac ktesting and simulated returns. 0 50 100 150 200 250 300 350 400 450 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Live J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index S&P 500 Index 10

CONFIDENTIAL

Index performance (since 2000)

Hypothetical backtested and actual performance

HYPOTHETICAL BACKTESTED AND ACTUAL MONTHLY AND ANNUAL RETURNS (JAN 2000 – MAY 2025)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2000	-4.52%	3.42%	4.99%	-0.22%	-3.33%	1.63%	0.71%	1.30%	0.14%	-0.68%	0.09%	1.49%	**4.76%**
2001	-1.64%	-0.75%	3.45%	1.17%	4.66%	1.81%	0.24%	-2.59%	1.86%	1.18%	3.52%	0.44%	**13.89%**
2002	1.87%	-0.80%	3.00%	-1.55%	-0.23%	-0.64%	11.70%	2.93%	-0.90%	0.73%	0.99%	-3.08%	**14.11%**
2003	-1.95%	0.06%	0.11%	1.84%	-2.02%	0.18%	0.22%	-0.58%	1.44%	0.79%	0.03%	0.41%	**0.48%**
2004	1.97%	-0.86%	2.44%	-0.36%	1.36%	-0.13%	-0.30%	-1.43%	0.47%	1.75%	0.71%	-0.02%	**5.66%**
2005	0.77%	-0.40%	0.32%	1.59%	0.95%	1.06%	-0.35%	-0.06%	0.99%	-1.45%	1.19%	0.27%	**4.94%**
2006	-0.24%	-1.36%	-0.05%	0.50%	1.23%	-0.15%	0.08%	-0.17%	-0.97%	0.92%	0.58%	0.50%	**0.85%**
2007	-0.46%	0.92%	-0.78%	0.62%	1.50%	-2.51%	3.14%	-0.48%	-1.21%	0.18%	2.61%	1.04%	**4.51%**
2008	2.03%	-2.65%	-4.24%	-1.10%	1.75%	-0.34%	-3.67%	0.01%	-3.20%	-1.12%	1.89%	-3.64%	**-13.65%**
2009	3.81%	-2.66%	-0.62%	0.91%	3.04%	-1.44%	0.25%	1.78%	0.58%	3.21%	0.28%	0.20%	**9.51%**
2010	2.55%	-1.24%	0.97%	1.15%	0.15%	-0.48%	1.81%	-1.18%	2.21%	1.22%	2.60%	1.81%	**12.09%**
2011	-0.28%	1.54%	0.03%	1.13%	-0.69%	-0.75%	2.23%	1.33%	0.39%	-1.09%	4.57%	-0.02%	**8.57%**
2012	1.51%	1.17%	-0.97%	1.05%	-1.01%	-1.02%	-2.22%	0.44%	1.78%	1.25%	0.70%	-0.12%	**2.49%**
2013	1.34%	1.07%	0.53%	0.28%	1.03%	2.55%	1.42%	0.76%	0.74%	0.73%	0.20%	-2.44%	**8.44%**
2014	-1.80%	-0.66%	0.37%	-1.35%	-0.10%	0.93%	0.72%	-1.69%	0.09%	0.66%	0.05%	-3.05%	**-5.75%**
2015	-2.56%	1.24%	0.03%	-0.20%	0.38%	-0.60%	-0.32%	4.37%	-2.33%	1.22%	0.92%	0.74%	**2.72%**
2016	0.71%	-1.86%	2.31%	-0.85%	0.41%	0.62%	0.13%	-0.26%	-0.32%	-0.95%	-0.95%	0.25%	**-0.81%**
2017	-0.01%	0.27%	0.57%	-0.34%	0.04%	0.33%	0.01%	1.14%	-0.28%	0.29%	-0.46%	-0.08%	**1.46%**
2018	1.92%	-3.54%	0.94%	1.01%	1.04%	1.75%	0.33%	-0.37%	-0.02%	0.07%	3.18%	2.25%	**8.74%**
2019	1.07%	0.70%	1.18%	0.11%	-2.44%	2.64%	0.07%	-1.82%	0.70%	-1.26%	0.35%	-0.37%	**0.81%**
2020	1.29%	3.40%	15.02%	-0.19%	-1.00%	2.58%	1.07%	0.31%	1.26%	1.23%	2.32%	0.37%	**30.31%**
2021	1.80%	1.06%	-1.77%	0.90%	0.99%	-0.61%	-1.08%	0.23%	-0.22%	2.08%	1.55%	-0.20%	**4.76%**
2022	-1.48%	1.49%	-4.89%	-3.87%	4.29%	-0.36%	1.25%	-0.74%	-1.79%	0.91%	-2.24%	-4.93%	**-12.08%**
2023	0.26%	-0.17%	2.36%	0.46%	-2.63%	1.32%	-0.77%	-0.24%	-1.49%	0.97%	2.18%	-0.24%	**1.92%**
2024	-0.71%	0.13%	-0.15%	-0.54%	2.20%	0.24%	0.72%	-4.42%	-1.96%	-0.21%	0.10%	-1.32%	**-5.91%**
2025	-0.97%	0.30%	-3.81%	-0.17%	0.42%								**-4.22%**

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index and any dividends on its underlying components from December 21, 1987 through June 11, 2021 and actual index performance thereafter. **PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS**. Please see "Use of hypothetical backtested returns" at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

J.P.Morgan

FOR BROKER-DEALER USE ONLY 11

CONFIDENTIAL

Selected risks associated with the Index

Our affiliate, J.P. Morgan Securities plc ("JPMS plc"), is the sponsor and calculation agent of the Index and may adjust the Index in a way that affects its level—Policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMS plc may have interests adverse to your interests as an investor in notes linked to the Index, and JPMS plc is under no obligation to consider your interests.

The level of the Index will include the deduction of a fee of 0.35% per annum and, in some circumstances, a notional financing cost based on the Effective Federal Funds Rate—This index fee and, when the exposure to the price performance of the S&P 500 Index (the "Constituent") is long, the notional financing cost will be deducted daily. As a result of the deduction of this index fee and, when applicable, the notional financing cost, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee or cost is deducted, assuming that the rates underlying the notional financing cost remain positive.

Dividends or other distributions on the equity securities underlying the Constituent will adversely affect the performance of the Index—The performance of the Index will be reduced in respect of any dividends on the components of the Constituent. As a result, the level of the Index will trail the value of a hypothetical identically constituted notional portfolio that does not reflect the deduction of dividends.

JPMorgan Chase & Co. is currently one of the companies that make up the Constituent—JPMC will not, however, have any obligation to consider your interests in taking any corporate action that might affect the level of the Constituent.

There are risks associated with the Index's turn-of-month strategy—No assurance can be given that the turn-of-the-month strategy will be successful or that it will outperform any alternative strategy.

There are risks associated with the Index's option expiry momentum strategy—No assurance can be given that the options expiry momentum strategy will be successful or that it will outperform any alternative strategy.

There are risks associated with the Index's mean reversion strategy—No assurance can be given that the month-end mean reversion strategy will be successful or that it will outperform any alternative strategy.

The Index's strategies are applied during only a portion of each month—Each of the Index's strategies is implemented over only a limited number of days in a calendar month as described above. Outside of these limited number of days, the Index will track 100% of the performance of the Constituent (subject to the deduction of the index fee) and will not benefit from the application of any strategy. The Index may underperform the Constituent due to the limited application of the strategies along with the deduction of the index fee and, when applicable, the notional financing cost.

J.P.Morgan FOR BROKER-DEALER USE ONLY 12

CONFIDENTIAL

Selected risks associated with the Index

The Index may be adversely affected by an overlap between its turn-of-the-month strategy and its month-end mean reversion strategy—During the final two Index Business Days of each month, the turn-of-the-month strategy and the month-end mean revision strategy are both applicable, subject to a maximum exposure to the Constituent of 50%. As a result, the exposure to the Constituent may be higher or lower than would have been the case had only one of those strategies been applied and the performance of the Index may be worse than if only one strategy were applied or no maximum exposure limit were applied.

The Index may be significantly uninvested—The level of the Constituent may decrease significantly while the exposure of the Index to the Constituent is -50%, but the Index will benefit from only 50% of any such decrease. Similarly, the level of the Constituent may increase significantly while the exposure of the Index to the Constituent is 50%, but the Index will benefit from only 50% of any such increase. The level of the Constituent may increase or decrease significantly while the exposure of the Index to the Constituent is 0%, but the Index will not benefit from any such increase or decrease. The index fee is deducted daily at a rate of 0.35% per annum, and any dividends on the components of the Constituent are deducted, even when the Index provides only no exposure to the price return of the Constituent.

The Constituent of the Index may be replaced by a substitute index in certain extraordinary events—Changing a Constituent may affect the performance of the Index, and therefore, the return on an investment, as the replacement Constituent may perform significantly better or worse than the original Constituent.

The notional cash return will be negatively affected if the underlying interest rate is negative—If the Effective Federal Funds Rate becomes negative, when the exposure to the Constituent is 50%, the notional cash return will have a negative effect on the performance of the Index and therefore the value of the notes.

Other key risks:

- The Index, which was established on June 11, 2021, has a limited operating history and may perform in unanticipated ways.
- The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.
- The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Constituents.
- The Effective Federal Funds Rate is affected by a number of factors and may be volatile.
- The method pursuant to which the Effective Federal Funds Rate is determined may change, and any such change may adversely affect the value of notes linked to the Index.

The risks identified above are not exhaustive. You should also carefully review the related "Risk Factors" section in the relevant product supplement and underlying supplement and the "Selected Risk Considerations" in the relevant pricing supplement.

J.P.Morgan FOR BROKER-DEALER USE ONLY 13

CONFIDENTIAL FOR BROKER - DEALER USE ONLY Disclaimers The Index is not sponsored, endorsed, sold or promoted by Standard & Poor’s Financial Services, LLC, a subsidiary of The McGr aw - Hill Companies, Inc., (“ S&P ”) or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or impl ied, to any investor in an instrument linked to the Index or any member of the public regarding the advisability of investing in securities generally or in financial instruments linked to the Index particularly or the ability of the S&P 500® Price Index to track general stock market performance. S&P’s and its third party licensor’s only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P and the third party l ice nsors and of the S&P 500® Price Index which is determined, composed and calculated by S&P or its third party licensors without regard to JPMorgan Cha se & Co., the Index or any instruments linked to the Index. S&P and its third party licensors have no obligation to take the needs of JPMorgan Ch ase & Co. or the owners of the instruments or counterparties to transactions linked to the Index into consideration in determining, composing or calcula tin g the S&P 500® Price Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the timi ng of issuance or sale, prices, or quantities of instruments or transactions linked to the Index or in the determination or calculation of the Index Level or eq uat ion by which any instruments or transactions linked to any Index is to be converted into cash. S&P has no obligation or liability in connection with the a dmi nistration, marketing or trading of the any instrument or transaction linked to the Index. NEITHER S&P AND ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P 500® PRICE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE S&P 500® PRICE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE. “Standard & Poor’s,” “S&P” and “S&P 500” are trademarks of Standard & Poor’s and have been licensed for use by J.P. Morgan Se cur ities LLC and sub - licensed for use by JPMorgan Chase & Co. 14